Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS 2014 AGM RESULTS

VANCOUVER, British Columbia – September 25, 2014 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) is pleased to report that all matters placed before the shareholders at its Annual General and Special Meeting held on, Friday, September 19, 2014, were approved. The voting report of the Annual General Special Meeting is available for review on SEDAR.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com

Investor Contact

Silvercorp Metals Inc.
Lorne Waldman, Senior Vice President

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.